SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

August 22, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara Jacobs, Assistant Director
Michael Foland, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Frank Knapp, Staff Accountant

Re:	Anaplan, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed July 24, 2018
CIK No. 0001540755

Ladies and Gentlemen:

On behalf of Anaplan, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 10, 2018 relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 24, 2018.

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of the Amended Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

The Offering, page 10

1.	We note from your response to prior comment 3 that the net settlement election can change the number of shares ultimately issued upon settlement of the restricted stock units. Therefore, it

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

1200 SEAPORT BOULEVARD, REDWOOD CITY, CA 94063 / PHONE: 650.321.2400 / FAX: 650.321.2800

Securities and Exchange Commission

August 22, 2018

appears that the number of shares to be issued is not factually supportable and should not be included in the shares outstanding after the offering or similar pro forma disclosures. Please revise and instead disclose why such shares are being excluded or explain further why you believe they should be included.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 55, and 57-58 of the Amended Draft Registration Statement to indicate that the number of shares ultimately issued upon settlement of the restricted stock units is being excluded from the number of shares outstanding after the offering since the net settlement election can change the number of shares ultimately issued upon settlement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 61

2.

Please clarify whether the annual dollar-based net expansion rates provided relate to the company as a whole or only to the large enterprise customer base. If the former is the case, considering your focused efforts on growing your large enterprise customers, tell us and disclose the dollar-based net expansion rate for your Global 2000 customers for each period presented. Similarly, as your non-enterprise customers continue to comprise 46%, 44% and 44% of your total revenue for fiscal years 2016, 2017 and 2018, respectively, tell us and disclose your dollar-based net expansion rate for this customer base as well. Also, to the extent you provide additional metrics in future filings, please provide such metrics for both your large enterprise and non-enterprise customers.

RESPONSE TO COMMENT 2:

The Company advises the Staff that the annual dollar-based net expansion rates provided relate to the Company as a whole, and not only to its large enterprise customer base. The Company has revised the disclosure on pages 2, 51, 62, 87, and 95 of the Amended Draft Registration Statement to clarify this point.

The Company respectfully advises the Staff that its management reviews the Company’s annual dollar-based net expansion rates (and its key metrics generally) on a Company-wide basis and not on a Global 2000 or non-enterprise customer basis. In addition, to the extent the Company manages its business based on annual dollar-based net expansion rates, it does so on a Company-wide basis and not on a Global 2000 or non-enterprise customer basis. For these reasons, the Company does not believe that disclosure of annual dollar-based net expansion rates on a Global 2000 or non-enterprise customer basis is necessary or material to investors.

Business

Customer Case Studies, page 95

3.	Please explain the criteria you used in selecting the profiled clients and how these clients provide a meaningful representation of your user base.

Securities and Exchange Commission

August 22, 2018

RESPONSE TO COMMENT 3:

The Company compiled these studies in collaboration with each applicable customer, based on the customer’s input. In addition, the Company advises the Staff that representatives of each applicable customer have reviewed the studies, concur with the facts and conclusions contained therein and approved their inclusion in the Amended Draft Registration Statement. The customer case studies selected for inclusion in the Amended Draft Registration Statement were designed to illustrate, among other things, the diversity of industries utilizing the Company’s platform, the broad range of use cases for the Company’s platform, and our “land and expand” sales strategy. While each is a significant customer, they reflect a range of customers as reflected by average annual recurring revenue (between the top 10 and top 60 customers), as well as a range of both long-term customers (for over four years) to short-term customers (for 11 months). A key aspect of selection and inclusion of these profiled clients was also the Company’s confidence that the customers would provide approval for the case study to be included in the Amended Draft Registration Statement and to keep information regarding the proposed offering confidential until the Company publicly disclosed it. Although the case studies are not exhaustive, they provide a representative sample of how several of the Company’s significant customers utilize the Company’s products and illustrate the associated benefits that they experience.

Notes to Consolidated Financial Statements

Note 6. Common Stock and Stock Plan

Stock Purchase Rights (SPRs) with Recourse Notes, page F-21

4.

We note your response to prior comment 12 and the related revised disclosures. Please further revise to disclose the number of shares subject to stock purchase rights that were excluded from your calculation of basic weighted average shares outstanding for each period presented. Refer to ASC 260-10-50-1.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised its disclosure on page F-22 of the Amended Draft Registration Statement to include the number of shares subject to stock purchase rights that were excluded from net loss per share calculations for each period presented.

Restricted Stock Units, page F-23

5.

Please disclose the settlement terms of your restricted stock units including the net settlement options as discussed in your response to prior comment 3. Also, clarify whether the additional settlement period impacts the forfeitability of vested shares.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has revised its disclosure on page F-24 of the Amended Draft Registration Statement to include the net settlement options discussed in the response to prior comment 3. In addition, the Company advises the Staff that the additional settlement period does not impact the forfeitability of the vested shares.

Securities and Exchange Commission

August 22, 2018

Note 12. Subsequent Events, page F-31

6.	Please disclose share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

RESPONSE TO COMMENT 6:

The Company advises the Staff that it expects to include all financial information for the six months ended July 31, 2018 in a subsequent amendment to the Amended Draft Registration Statement and will provide more detailed disclosure of the issuances through July 31, 2018 at that time. In response to the Staff’s comment, the Company will revise the disclosure in its subsequent events footnote in the subsequent amendment with such financial information for the six months ended July 31, 2018 to include a summary statement on the share-based issuances subsequent to July 31, 2018 and expected financial statement impact, as follows:

For the subsequent period through September    , 2018, the Company granted                  RSUs and options to purchase              shares with a weighted-average exercise price of $     per share. These grants resulted in unrecognized stock-based compensation of $     million, net of estimated forfeitures, which is expected to be recognized over an estimated weighted average amortization period of      years from the grant date.

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In addition, the Company hereby responds to comment 6 received by letter from the Staff dated July 6, 2018, to which the Company did not respond in our letter dated July 24, 2018.

6.

Considering your apparent focus on renewing and growing your subscription arrangements, please tell us whether you consider renewal rates and the number of users among the key factors that affect your performance. If so, revise to disclose these measures for each period presented or explain why they are not considered a key performance indicator in managing your business. At a minimum, please provide the historical renewal rates in your response. Refer to Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14, 60, and 63 of the Amended Draft Registration Statement to include key metric disclosure. The Company notes that while renewal rates are considered to be one measure of the ability to grow the value of the Company’s existing install base, the Company’s key metric, dollar-based net expansion rates, already reflects and includes any change in underlying renewal rates and customer churn and therefore is considered to be a more complete and holistic measure of the health of the ability to grow and expand the value of existing customer business.

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Securities and Exchange Commission

August 22, 2018

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response or the Amended Draft Registration Statement.

Very truly yours,

/s/ Richard C. Blake, Esq.
Richard C. Blake, Esq.

cc:	Frank Calderoni
Gary Spiegel, Esq.
Anaplan, Inc.

Brooks Stough, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John L. Savva, Esq.
Sullivan & Cromwell LLP

Conor Moore
Katherine Hilkemeyer
KPMG LLP